CUSIP 201647104             13D

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

               Commercial Federal Corporation
                      (Name of Issuer)

                Common Stock, par value $0.01
               (Title of Class of Securities)

                          201647104
                       (CUSIP Number)

                        Raymond Garea
                       Robert Friedman
                     Peter A. Langerman
                Franklin Mutual Advisers, LLC
                 51 John F. Kennedy Parkway
                Short Hills, New Jersey 07078
                        973.912.2174

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                      September 8, 1999
   (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)[  ]
     (B)[X]
3.  SEC USE ONLY
4.  SOURCE OF FUNDS

     See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER

     4,663,552 (See Item 5)

8.   SHARED VOTING POWER

     None (See Item 5)

9.   SOLE DISPOSITIVE POWER

     4,663,552 (See Item 5)

10.  SHARED DISPOSITIVE POWER

     None (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,552 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     7.7%

14.  TYPE OF REPORTING PERSON

     IA



     This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("FMA") with the Securities and Exchange Commission ("SEC") on August 3, 1999. The text of items 4 and 7 of said schedule 13D are hereby supplemented as follows:

Item 4.        Purpose of the Transaction

      In connection with the purpose set forth in Schedule 13D originally filed by FMA with the SEC on August 3, 1999, FMA, in a letter dated September 8, 1999, attached as an exhibit hereto, notified the Company of FMA's intention to nominate two directors for election at the Company's next annual meeting of stockholders. The nominees of FMA will be committed to pursuing a value maximization strategy which includes considering a sale of the Company. FMA intends to pursue vigorously the election of its nominees through the solicitation of proxies at the next annual meeting.

      FMA  has  retained Cadwalader, Wickersham & Taft,  New
York, New York and Innisfree M&A Incorporated to assist FMA.

Item 7.    Material to Be Filed as an Exhibit

      Stockholder Notice of Nominations, dated September 8, 1999.




Signature.

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 9, 1999

FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary


                STOCKHOLDER NOTICE OF NOMINATIONS



                  FRANKLIN MUTUAL ADVISERS, LLC
                   51 John F. Kennedy Parkway
                      Short Hills, NJ 07078



BY FIRST CLASS MAIL


September 8, 1999


Mr. Gary L. Matter
Corporate Secretary
Commercial Federal Corporation
2120 South 72nd Street
Omaha, Nebraska 68101

Dear Mr. Matter:

     Cede & Co., the record owner of 4,615,952 shares of common stock of Commercial Federal Corporation (the "Company" or "CFC"), and Franklin Mutual Advisers, LLC ("FMA"), the beneficial owner of 4,663,552 shares of common stock of the Company, in accordance with Section 14 of the Company's By-Laws, hereby formally notify the Company that the Notice of Annual Meeting of Stockholders for the 1999 Annual Meeting should include the election of the nominees set forth in Exhibit A to this letter to fill two of the Board of Directors vacancies scheduled to be filled at the 1999 Annual Meeting. In the event either of our two nominees is unable to serve as a director, we have included information with respect to an alternate nominee.

     The undersigned's nominees and alternate meet all of the requirements of the federal banking laws applicable to CFC. The undersigned will promptly provide the Company any other information regarding their nominees and alternate as is reasonably requested by the Company.

     The undersigned reserve the right to revise, add to or supplement the nominations set forth in the exhibits hereto, for consideration in the Notice of Annual Meeting, as well as to submit other business for consideration at the Annual Meeting.

     Thank you for your attention to this matter.


Very truly yours,



Franklin Mutual Advisers, LLC

By:
  Name:
  Title:




Cede & Co.



By:



                         Exhibit A


(i)  NAMES AND ADDRESSES OF NOMINEES

                       Name: J. Thomas Burcham

        Age (date of birth): 57 (October 19, 1941)

      Principal Occupation : Private Investor/Consultant

          Business Address : c/o Missouri Bank and Trust
                             Company
                             1044 Main Street
                             Kansas City, MO  64105

         Residence Address : 191 Damifiwill (P.O.Box
                             1818)
                             Boca Grande, FL  33921

            Number of shares
         beneficially owned: 825,7381



                       Name: George R. Zoffinger

        Age (date of birth): 51 (February 24, 1948)

      Principal Occupation : President & CEO

            Business Address Constellation Capital Corp.
                             120 Albany St. Plaza
                             New Brunswick, NJ  08901

          Residence Address: 7 Maidstone Ct.
                             Skillman, NJ  08558

            Number of shares
         beneficially owned: 10002



(ii)ALTERNATE NOMINEE IF EITHER OF THE FOREGOING  NOMINEES
    IS  UNABLE  TO  SERVE OR IS OTHERWISE UNAVAILABLE  FOR
    ELECTION

                       Name: Matthew P. Wagner

        Age (date of birth): 43 (July 13, 1956)

      Principal Occupation : President & CEO3

           Business Address: Western Bancorp
                             Bank Holding Co.
                             Newport Beach, CA

         Residence Address : 1426 Mockingbird Place
                             Los Angeles, CA  90069

            Number of shares
         beneficially owned: 0



J. Thomas Burcham, the undersigned, does hereby consent to serve as a Director of Commercial Federal Corporation if so elected at the 1999 Annual Meeting.

Date: September __, 1999
_________________________________
J. Thomas Burcham

George R. Zoffinger, the undersigned, does hereby consent to serve as a Director of Commercial Federal Corporation if so elected at the 1999 Annual Meeting.

Date: September __, 1999
_________________________________

George R. Zoffinger

Matthew P. Wagner, the undersigned, does hereby consent to serve as a Director of Commercial Federal Corporation if so elected at the 1999 Annual Meeting.

Date: September __, 1999
_________________________________

Matthew P. Wagner

_______________________________
1  Includes  106,822 shares in trusts of which  J.  Thomas
Burcham  is  one of three trustees.  Also includes  90,000
shares  in  Goldman  Sachs Greenstreet Exchange  Fund  LP,
37,594  shares owned by spouse and 6,507 shares  owned  by
adult daughter.
2   All   1000  shares  owned  by  Zoffinger  Family   LTD
Partnership.
3 Scheduled to resign from both positions in October, 1999 upon the sale of Western Bancorp to U.S. Bancorp.